ITAÚ UNIBANCO HOLDING S.A. (*)

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first half of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the first half of 2008 takes into consideration the addition of Itaú and Unibanco figures.

1.
Net income of Itaú Unibanco for the first half of 2009 totaled R$4.6 billion, with annualized return of 20.2% on average equity (26.7% for the first half of 2008). Recurring net income was R$5.0 billion, with annualized return of 22.0%. At the end of June, consolidated stockholders’ equity totaled R$47.3 billion. Basel ratio at the end of June stood at 16.5%, based on the economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 18.3%, as compared to the quotation of December 31, 2008. The market value of Itaú Unibanco at Stock Exchanges was R$128.0 billion at the end of June, being ranked 12th in the global bank ranking at June 30, 2009.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$7.9 billion in the first half of 2009. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$4.1 billion.

4.
Consolidated assets reached R$596.4 billion at June 30, the biggest among the private financial groups in Latin America. The loan portfolio, including endorsements and sureties, totaled R$266.0 billion, an increase of 15.1% as compared to June 30, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$96.5 billion, an increase of 13.2% as compared to the same period of 2008. The large company segment, in its turn, reached R$91.7 billion, whereas the very small, small and middle-market company segment reached R$54.3 billion, a 28.5% increase as compared to June 30, 2008.

5.
Total free, raised and managed own assets amounted to R$814.8 billion, an increase of 12.5% as compared to June 30, 2008. Technical provisions for insurance, pension plan and capitalization totaled R$48.0 billion at the end of June 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$6.7 billion, and of securitization that totaled R$650 million in this half. These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period. In capital markets, it acted as the joint bookrunner of a public offering with volume of R$2.2 billion. With this offering, Itaú BBA secured the leading position in the Anbid ranking of distribution in the 12-month period ended June 2009.

7.
Itaú Unibanco employed approximately 104 thousand people at the end of June 2009. The employees’ fixed compensation plus charges and benefits totaled R$4.1 billion for this half. Welfare benefits granted to employees and their dependants totaled R$700 million. In addition, approximately R$53 million were invested in education, training and development programs.

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(*) The new company name of Itaú Unibanco Banco Múltiplo S.A., awaiting approval by BACEN.

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8.
Over the half, the Itaú and Unibanco integration process made significant advances, and key phases were completed in a short period of time, such as the definition of organizational structures of the twelve executive areas, the interconnection of ATMs and the completion of the planning for unification of the 4.9 thousand branches and service centers, which shall be implemented by the end of 2010.

9.
In June, the Board of Directors approved the new Corporate Governance structure, which started to operate anchored in five committees: Strategy; Capital and Risk Management; Audit; Appointments and Corporate Governance; and Personnel.

10.
In this half, Itaú Unibanco received the Financial Times award as the Sustainable Bank of the Year in Emerging Markets, and led the ranking as one of the companies with the highest level of transparency in sustainability in Ibovespa, according to Management & Excellence Latin America.

11.
In this half, social and cultural investments of Itaú Unibanco totaled approximately R$70 million. Itaú-Unicef Award, offered by Fundação Itaú Social and launched in April, received the registration of 1,900 projects. In May, Instituto Unibanco completed the assessment of the Jovem de Futuro (youth with a future) and Entre Jovens (among youth), with significant results. Itaú Cultural received in its headquarters over 103 thousand people and organized 189 events. The 2009 edition of the Rumos Itaú Cultural (directions) program received 1,714 projects.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

São Paulo, August 10, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer